Filed with the Securities
                                  			 and Exchange Commission
                                           on August 30, 1999

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                                 FORM U-9C-3



                    QUARTERLY REPORT PURSUANT TO RULE 58 OF
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the quarterly period ended June 30, 1999


                                   Conectiv
                      (Name of Registered Holding Company)

                                800 King Street
                             Wilmington, DE 19899
                  (Address of Principal Executives Offices)


                 Inquiries concerning this Form U-9C-3 may
                         be directed to either:

                               Peter F. Clark
                               General Counsel
                                  Conectiv
                               800 King Street
                             Wilmington, DE 19899

                                     or

                               Philip S Reese
                        Vice President and Treasurer
                                  Conectiv
                              800 King Street
                           Wilmington, DE 19899
                              (302) 429-3884

                            Conectiv
                           FORM U-9C-3
                 For the Quarter Ended June 30, 1999

                       Table of Contents

                                                                     Page

Item 1. Organization Chart                                             1

Item 2. Issuance and Renewals of Securities and Capital Contributions  1

Item 3. Associated Transactions                                        1

Item 4. Summary of Aggregate Investment                                2

Item 5. Other Investments                                              3

Item 6. Financial Statements and Exhibits                              3

SIGNATURE                                                              4

Item 1. - ORGANIZATION CHART


                                                          Percentage
Name of             Energy or   Date of        State of     of Voting
Reporting Company     Gas       Organization   Organiztion  Securities
                    Related                                  Held
                    Company
                                                                .
None






Nature of
Business
None







Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL
CONTRIBUTIONS

CAPTIAL CONTRIBUTIONS:

Company Issuing   Type of Security     Principal Amount of    Person to Whom
Security                Issued               Security        Security Was Issued


None

Note: Petron Oil Corporation was merged into Conectiv Energy Supply as of 2/28/99


Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies.

NONE


Part II - Transactions performed by associate companies on behalf of reporting companies.

Associate            Reporting        Types of      Direct Costs    Total Amount
Company              Company          Services        Charged         Billed
Rendering Services   Receiving
                     Services
Conectiv Resource  Delmarva          Core Business       *             *
Partners, Inc.     Operating         Support Financial
                   Services          Services, Legal,
                   Company           Marketing,
                                     Environmental
                                     Executive
                                     Management

Conectiv Resource  Conectiv Energy   Core Business       *             *
Partners, Inc.     Supply Inc        Support Financial
                                     Services, Legal,
                                     Marketing,
                                     Executive

Conectiv Resource   Delmarva         Financial,          *            *
Partners, Inc.      Services         Executive
                                     and Corporate
                                     Services

Conectiv Resource   Enerval          Financial,          *            *
Partners, Inc.                       Executive
                                     and Corporate
                                     Services
                                     Core Business
                                     Support


* Confidential Treatment Requested

Note: Petron Oil Corporation was merged into Conectiv Energy Supply as of 2/28/99


Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies               (in thousands):


Total consolidated capitalization
as of June 30, 1999                                    $3,711,839   Line 1


Total capitalization multiplied by 15%
                (Line 1 multiplied by 0.15)               556,776   Line 2

Greater of $50 million or line 2                       $  556,776   Line 3


Total current aggregate investment:
(categorized by major line of energy-related business)
Energy-related business Category - Rule 58(b)(1)(v)              *

Total current aggregate investment                               *  Line 4

Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the
registered holding company system   (line 3 less line 4)         *  Line 5

* Confidential Treatment Requested



Investments in gas-related companies:
NONE


Item 5. - OTHER INVESTMENTS

Major Line of Energy-      Other Investment in      Other Investment in
Related Business           Last U-9C-3 Report       this U-9C-3 Report

NONE




Reason for Difference
in Other Investment

NONE


Item 6. - FINANCIAL STATEMENTS AND EXHIBITS


A.     Financial Statements:

Exhibit A-1. Financial statements of Conectiv (incorporated by reference to the filing by Conectiv on Form 10-Q for the period ended June 30, 1999.)



B.        Exhibits:



          Exhibit B-2.     Certificate of Conectiv.

                         SIGNATURE

         The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                             Conectiv


                                By:/s/Philip S. Reese
                                      Philip S. Reese
                                      Vice President and Treasurer

August 30, 1999